Exhibit 99.1

DIRECTORS’ INTERESTS

The Company’s Employee Benefit Trust (the “Trust”) holds a balance of 2,310,850 Mitchells & Butlers ordinary shares following the purchase of 400,316 shares on 1 June 2006 at a price of 496.3747p per share.

The executive directors of the Company, M.L.Bramley, T.Clarke, A.Hughes and K.Naffah, as potential beneficiaries under the Trust, are technically deemed to be interested in the above balance.

Victoria Penrice
Head of Secretariat
0121 498 6514